JOURNAL MEDIA GROUP, INC.

333 West State Street

Milwaukee, Wisconsin 53203

December 21, 2015

Ms. Laura Nicholson

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Journal Media Group, Inc.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed December 11, 2015

File No. 001-36879

Dear Ms. Nicholson,

This letter is in response to your letter dated December 18, 2015 regarding the review by the U.S. Securities and Exchange Commission (the “Commission”) of the above-referenced Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Commission on December 11, 2015 by Journal Media Group, Inc. (the “Registrant”). For the convenience of the Staff of the Division of Corporation Finance (the “Staff”), the Staff’s comment is repeated below in italics, and set forth below the comment is the Registrant’s response.

We have attempted to provide a clear and complete response to the comment.  We also acknowledge that:

•                  The Registrant is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•                  The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our response or would like to discuss any of the matters further, please contact me at (414) 224-2057 or Russell E. Ryba of Foley & Lardner LLP at (414) 297-5668.

Sincerely,

/s/ Hillary A. Ebach

Hillary A. Ebach
Vice President, General Counsel and Corporate Secretary

cc:                                John Stickel

U.S. Securities and Exchange Commission

Russell E. Ryba

Foley & Lardner LLP

Journal Media Group/Gannett Working Group

Litigation Related to the Merger, page 55

1.              We note your disclosure in this amendment regarding two class action lawsuits.  Please provide us with a copy of the complaint for each such lawsuit.

The Registrant is supplementally providing to the Staff the enclosed complaints for each of the two class action lawsuits, Seifert v. Aitken, et al., No. 2015CV009686 and Sabattini v. Aitken, et al., No. 2015CV010003.

2

STATE OF WISCONSIN	CIRCUIT COURT CIVIL DIVISON	MILWAUKEE COUNTY

STEPHEN SEIFERT, Individually and

On Behalf of All Others Similarly

Situated

Plaintiff,

v.

STUART W. AITKEN, JONATHAN NEWCOMB, BRIAN A. ROSS, STEVEN J. SMITH, MARY ELLEN STANEK,

TIMOTHY E. STAUTBERG, GANNETT

CO., INC., JUPITER MERGER SUB, INC.,

and JOURNAL MEDIA GROUP, INC.,

Defendants.

Civil Case No. Case Code: 30106 JURY TRIAL DEMANDED

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Plaintiff Stephen Seifert (“Plaintiff”), on behalf of himself and all others similarly situated, by and through his undersigned counsel, alleges the following against the above-named defendants (collectively, “Defendants”) upon information and belief, including the investigation of counsel and review of publicly-available information, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

NATURE OF THE ACTION

1.                                      Plaintiff brings this stockholder class action on behalf of himself and all other similarly situated public stockholders of Journal Media Group, Inc. (“Journal Media” or “Company”) against the Company’s board of directors (“Board” or “Director Defendants”) in connection with the proposed acquisition of Journal Media, under which Gannett Co., Inc. (“Gannett”), through its subsidiary Jupiter Merger Sub, Inc. (“Merger Sub,” and collectively with

Gannett, “Gannett Defendants”), plans to acquire all of the outstanding shares of Journal Media common stock for $12.00 per share in cash, or a total of approximately $280 million (the “Acquisition”).

2.                                      Headquartered in Milwaukee, Journal Media is a media company with print and digital publishing operations serving 14 U.S. markets in nine states. Its outlets include the Milwaukee Journal Sentinel, the Naples Daily News, The Commercial Appeal in Memphis, and the Ventura County Star in California. Journal Media was formed in April 2015 through a spinoff and merger (“Spinoff”) of the newspaper operations of The E.W. Scripps Company (“Scripps”) and Journal Communications, Inc. (“Journal Communications”). According to public statements made by Scripps and Journal Communications, the purpose of the Spinoff was to establish Journal Media as an entity with “[e]nhanced operational efficiencies and ability to maximize cash flow,” a “[s]trong balance sheet with no debt,” and the “[a]bility to grow through accretive and opportunistic acquisitions.” But Journal Media’s management soon abandoned the advertised plan to pursue a sale of the Company to Gannett.

3.                                      Immediately after the Spinoff, Journal Media was approached by two companies about a possible acquisition: Gannett and a party referred to as “Party A” in the preliminary Schedule 14A Proxy Statement (“Proxy Statement”) filed with the U.S. Securities and Exchange Commission (“SEC”) on November 4, 2015. Of those two parties, only Gannett ever had a shot at a deal with Journal Media. Indeed, because of a preexisting relationship and the temptation of post-close opportunities, Journal Media’s Board and management wrongly favored Gannett throughout the process, at first rebuffing Party A and then all but ignoring it. As such, the Acquisition is the result of a biased process and is unfair to Journal Media’s shareholders.

2

4.                                      Party A approached Journal Media on April 8, 2015 about a possible acquisition of the Company, but Journal Media dismissed that inquiry as “premature.” Party A approached Journal Media yet again on June 22, 2015, and was told yet again that any discussion regarding an acquisition was “premature.”

5.                                      Days later, on July 1, 2015, Gannett’s President and CEO Robert J. Dickey (“Dickey”) approached Journal Media’s Chairman of the Board, Steven J. Smith (“Smith”), about a possible acquisition. Unlike Party A, with whom merger discussions were purportedly “premature” at that time, Smith and Dickey agreed to speak again two days later, when Gannett reiterated its interest in buying the Company. Notably, Dickey and Journal Media’s President and CEO, Timothy E. Stautberg (“Stautberg”), serve together on the board of directors of the Newspaper Association of America. In stark contrast to how it dealt with Party A, Journal Media’s Board and management began to prime the Company for a sale to Gannett by updating its financial projections and retaining Methuselah Advisors (“Methuselah”) to advise on the impending Acquisition.

6.                                      In the months that followed, Journal Media engaged in “negotiations” with Gannett and Party A, in substance with the former and with the latter only in form. And despite there being numerous other potential buyers, Journal Media’s management—without any apparent awareness or authorization from the Board—decided not to contact any other parties before solidifying a deal with Gannett.

7.                                      Not only did Journal Media’s management predetermine that Gannett should be the preferred buyer, but also on August 11, 2015, the same day the Board instructed management to engage in discussions with Gannett and Party A, the Board adopted a new Executive Severance and Change in Control Plan (“ESCCP”), which provided generous severance

3

packages for Journal Media executives in the event of a merger or acquisition. The Board’s adoption of the new ESCCP while Journal Media was pursuing an acquisition incentivized management to pursue the Acquisition regardless of whether it was in the best interests of the Company and its shareholders, thus creating a conflict of interest.

8.                                      As a result of the deficient process undertaken by management and sanctioned by the Board, and after relying on flawed financial analyses performed by Methuselah, the Director Defendants breached their fiduciary duties and accepted an inadequate $12 per share, which undervalues Journal Media’s short- and long-term prospects. In particular, Methuselah used specious inputs in its financial analyses in order to fabricate a so-called “fairness opinion” on the Acquisition price. Moreover, by advocating for the Acquisition at this price, the Board defaulted on the message that was peddled to stockholders earlier this year in connection with the Spinoff, i.e., that the Spinoff would create substantial long-term growth potential for the Company.

9.                                      The Director Defendants further breached their fiduciary duties by failing to disclose material information in the Proxy Statement. The Acquisition is subject to Journal Media stockholder approval, and the Board must disclose any and all material information bearing on the upcoming stockholder vote. Here, however, the Board failed to disclose necessary information concerning (i) the process leading up to the execution of the Merger Agreement, (ii) the financial analyses performed by Methuselah, (iii) conflicts of interest affecting the Company’s management, and (iv) the financial projections created by Journal Media’s management forecasting the Company’s expected future performance. Without this information, Journal Media stockholders face irreparable harm resulting from Defendants’ trespassing on corporate suffrage.

4

10.                               Accordingly, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Acquisition or, in the event the Acquisition is consummated, to recover damages resulting from the Director Defendants’ violations of their fiduciary duties.

JURISDICTION AND VENUE

11.                               The Court has personal jurisdiction over all parties to this action pursuant to Wis. Stat. § 801.05, and venue is proper in this Court pursuant to Wis. Stat. § 801.50I. Plaintiff has consented to the jurisdiction of the Court. Journal Media and Merger Sub are Wisconsin entities, and Journal Media’s corporate headquarters is located in Milwaukee. Gannett is a Delaware entity subject to Wisconsin’s long-arm statute based on the fact that the Acquisition is to take place in Wisconsin and because Gannett has sufficient minimum contacts with Wisconsin such that the exercise of personal jurisdiction is proper. The Director Defendants are subject to the jurisdiction of this Court by virtue of being members of the Board.

THE PARTIES

12.                               Plaintiff is, and at relevant times hereto was, a stockholder of Journal Media.

13.                               Defendant Stuart W. Aitken (“Aitken”) is a member of the Board and is also a member of the Board’s Compensation Committee and Nominating & Corporate Governance Committee. Aitken joined the Board in connection with the Spinoff.

14.                               Defendant Jonathan Newcomb (“Newcomb”) is a member of the Board and is also a member of the Board’s Audit Committee and Nominating & Corporate Governance Committee. Before the Spinoff, Newcomb was a member of the board of directors of Journal Communications, and he joined the Board of Journal Media in connection with the Spinoff.

15.                               Defendant Brian A. Ross (“Ross”) is a member of the Board, the Chairman of the Board’s Audit Committee, and a member of the Compensation Committee.

5

16.                               Defendant Smith is Chairman of the Board, a member of the Board’s Audit Committee, and Chairman of the Nominating & Corporate Governance Committee. Prior to the Spinoff, Smith was Chairman and CEO of Journal Communications.

17.                               Defendant Mary Ellen Stanek is a member of the Board, Chairman of the Board’s Compensation Committee, and a member of the Nominating & Corporate Governance Committee. Before the Spinoff, Stanek was a member of the board of directors of Journal Communications, and she joined the Board of Journal Media in connection with the Spinoff.

18.                               Defendant Stautberg is a member of the Board and also serves as the President and CEO of Journal Media. Prior to the Spinoff, Stautberg served as a Senior Vice President of Scripps. Stautberg also serves on the board of the Newspaper Association of America.

19.                               Defendant Gannett is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices located at 7950 Jones Branch Drive, McLean, Virginia 22107. Gannett is a company that was formed in November 2014 in connection with the spinoff of the publishing assets of TEGNA Inc. (formerly known as Gannett Co., Inc.). As of June 29, 2015, the spinoff was completed and Gannett’s common stock now trades on the New York Stock Exchange under the ticker symbol “GCI.” Gannett operates in more than 110 markets, and features powerhouse brands such as USA TODAY and specialized media properties.

20.                               Defendant Merger Sub is a Wisconsin corporation and a wholly-owned subsidiary of Gannett.

21.                               Defendant Journal Media is a corporation organized and existing under the laws of Wisconsin with its principal executive offices located in Milwaukee, Wisconsin. Journal Media is named as a party solely for Plaintiff to be able to obtain complete relief.

6

CLASS ACTION ALLEGATIONS

22.                               Plaintiff brings this action pursuant to Wis. Stat. § 803.08 on behalf of all stockholders of Journal Media common stock, excluding Defendants and their affiliates (the “Class”). As alleged herein, this action is properly maintainable as a class action.

23.                               There are questions of law and fact which are common to the Class:

•                                          Whether the Board members breached their fiduciary duties to the Class in connection with the Acquisition;

•                                          Whether any of the Director Defendants aided and abetted the Board’s breaches;

•                                          Whether the Gannett Defendants aided and abetted the Board’s breaches;

•                                          Whether Plaintiff and the other members of the Class have suffered or will suffer harm as a result of Defendants’ misconduct; and

•                                          Whether Plaintiff and the other members of the Class are entitled to any relief as a result of Defendants’ misconduct.

24.                               The Class is so numerous that joinder of all members is impracticable. As stated in the Merger Agreement, as of October 6, 2015, there were 24,407,533 shares of Journal Media common stock issued and outstanding, owned by hundreds, if not thousands, of individual stockholders.

25.                               Plaintiff is an adequate representative of the Class, will fairly and adequately protect the interests of the Class, has no conflicts of interest with the Class, and has retained competent counsel experienced in litigation of this nature.

26.                               A class action is the best way to manage this litigation. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or

7

adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests. Moreover, Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

The Spinoff and Creation of Journal Media

27.                               Journal Media is a media company with print and digital publishing operations serving 14 U.S. markets in nine states. Its newspapers include the Milwaukee Journal Sentinel, the Naples Daily News, The Commercial Appeal in Memphis, and Ventura County Star in California.

28.                               Journal Media was formed earlier this year as a result of the Spinoff, wherein Scripps and Journal Communications spun-off and merged their respective publishing operations into newly formed Journal Media. In connection with the Spinoff, Scripps and Journal Communications also combined their respective broadcasting businesses, which now operate under the ambit of Scripps. Journal Communications no longer exists as a standalone entity.

29.                               As a result of the Spinoff, former Scripps stockholders would hold 59% of Journal Media’s outstanding common stock, and former Journal Communications stockholders would hold the remaining 41% of the Company.

30.                               The Spinoff was first announced on July 31, 2014, and it was completed on or about April 1, 2015.

31.                               Regarding post-Spinoff leadership of Journal Media, defendant Stautberg, a former Scripps senior vice president, became Journal Media’s President and CEO. Moreover,

8

defendant Smith, the former Journal Communications President and CEO, became Chairman of the Board. The Board also includes two former Journal Communications directors—defendants Newcomb and Stanek—as well as two persons who had prior experience with either Journal Communications or Scripps—defendants Aitken and Ross. In other words, four of the six directors were previously affiliated with either Journal Communications or Scripps.

32.                               Methuselah acted as exclusive financial advisor to Journal Communications in connection with the Spinoff.

33.                               When the Spinoff was announced in mid-2014, Scripps’ and Journal Communications’ respective management touted its numerous benefits, including:

•                                          “The transaction will enable the new Journal Media Group to leverage the talent of the Milwaukee Journal Sentinel and community publishing staff by expanding and combining with the E.W. Scripps newspapers—news outlets with a long and storied tradition of their own. The result will be a company focused on excellence in publishing and digital media.”

•                                          “The media industry is constantly changing and evolving. This [Spinoff] transaction helps ensure the future success of local news operations—print, broadcast and digital—across the nation.”

•                                          “The transaction is expected to result in approximately $35 million of combined annual run-rate synergies through the creation of industry-focused broadcast and publishing businesses.”

•                                          “The [Spinoff] will be beneficial to the new Journal Media Group,” including that “Journal Media Group will be based in Milwaukee, which will retain a public company headquarters of a multi-market media business”; “As a result of the [Spinoff], Journal Media Group will have $10 million of cash and no debt”; “With its increased scale and balance sheet capacity, Journal Media Group will be positioned to navigate the ongoing transformation of the publishing industry”; and “Journal Media Group will have newspapers in a number of attractive markets including Milwaukee; Naples, Fla.; Florida’s Treasure Coast; Knoxville; and Memphis.”

•                                          “The transaction is expected to unlock value for shareholders of both companies,” and separately, “The transaction is expected to result in substantial long-term value for shareholders of both companies.”

9

•                                          “Journal Media Group, as a pure-play newspaper company, will have a freer hand and more flexibility as the newspaper industry continues to evolve.”

•                                          “Journal Media Group will continue to seek opportunities, consistent with [its] strategic direction, to grow their businesses and provide value to shareholders.”

34.                               In February 2015, while soliciting stockholder approval of the Spinoff, both Journal Media and Scripps further touted the benefits of the Spinoff, stating, among other things:

•                                          That the Spinoff would “allow resources to be applied directly and more efficiently in the newspaper publishing business” and that it would “[c]reate a larger and more competitive newspaper publishing business.”

•                                          “Journal Media Group will be well-positioned with the financial capacity to make further investments and acquisitions with strong balance sheets and . . . no initial funded debt at Journal Media Group.”

•                                          “The Milwaukee Journal Sentinel and Scripps’ newspapers will merge to form Journal Media Group, a new public company—headquartered in Milwaukee—that will boast excellent local newspapers and digital products in 14 U.S. markets. The new Journal Media Group will have increased scale and financial flexibility—giving the company a real opportunity to navigate the ongoing transformation of the newspaper publishing industry and help shape the way newspapers evolve in the digital age.”

35.                               In connection with the stockholder vote on the Spinoff, Journal Communications’ and Scripps’ respective management created sets of long-term financial projections for each of the two constituent companies, which forecast expected revenue and EBITDA (earnings before interest, taxes, depreciation, and amortization) for the publishing businesses of both Journal Communications and Scripps. These projections forecasted revenue and other pertinent metrics through 2020.

36.                               Journal Communications’ and Scripps’ respective management also created sets of pro forma financial projections, which forecasted financial results for the post-Spinoff Journal Media. For reasons which neither company provided, the pro forma projections created by

10

Journal Communications and Scripps extended out to 2016 and 2018, respectively. These pro forma financial projections for Journal Media, which were provided to stockholders of both Journal Communications and Scripps in connection with the Spinoff, are as follows:

Journal’s Unaudited Prospective Financial Model for Journal Media Group

($ in millions)	2014	2015	2016
Revenue	$539.4	$530.0	$519.9
EBITDA	56.7	57.9	57.0

Scripps’ Unaudited Prospective Financial Model for Journal Media Group

($ in millions)	2014	2015	2016	2017
Revenue	$539.4	$529.2	$517.6	$507.0
EBITDA	57.2	57.2	57.2	57.2

37.                               Regardless of the different assumptions made by either Journal Communications or Scripps, the above-summarized pro forma financial projections for Journal Media clearly demonstrated that the companies’ respective management thought—or at least, that’s what they were telling stockholders—that Journal Media would be generating substantial and consistent amounts of revenue and EBITDA for several years into the future.

38.                               Based on the public statements made in connection with the Spinoff, Journal Communications and Scripps’ respective stockholders voted to approve the Spinoff, which was thereafter completed on or about April 1, 2015.

Journal Media Eschews Prior Guidance and Pursues a Deal with Gannett

39.                               On or about April 8, 2015, the CEO of Party A approached defendant Stautberg about a potential acquisition of Journal Media. Stautberg replied that any discussions regarding an acquisition were premature at that time, but not explaining why.

40.                               Then, on or about June 22, 2015, the CEO of Party A again reached out to Journal Media, this time to defendant Smith, to discuss the possibility of an acquisition. Smith again

11

responded that acquisition discussions were premature at that time, explaining that the Company was still working on integrating operations following the Spinoff. This, of course, contradicts Journal Media’s own public statements. More than one month earlier, on May 15, 2015, in connection with Journal Media’s first quarterly earnings release since the Spinoff, defendant Stautberg stated that the Company was “shift[ing][its] focus from planning for the integration of these two newspaper groups to the execution of [its] plans . . . .” Journal Media’s rejection of Party A was based on a lie.

41.                               Just days later, on or about July 1, 2015, Gannett’s CEO, Dickey, reached out to Smith about a potential acquisition. Notably, Dickey and Stautberg serve together on the board of directors of the Newspaper Association of America. Unlike Party A, Smith agreed to reconnect with Dickey on July 3, 2015 to discuss the possibility of an acquisition.

42.                               On or about July 3, 2015, Dickey and Smith spoke via telephone about the possibility of an acquisition whereby Gannett would purchase all of Journal Media’s outstanding shares for $11.00 per share in cash. Dickey concurrently sent a letter to Smith confirming Gannett’s interest in acquiring Journal Media for $11.00 per share.

43.                               Although Smith ostensibly told Dickey that acquisition discussions were still premature, Journal Media’s actions told a different story. Indeed, the same day Journal Media received Gannett’s indication of interest, the Board began to pursue the Acquisition.

44.                               Starting on July 3, 2015, and continuing for the next four days, Smith discussed with the Board the conversations he had and the letter that he received from Dickey. These discussions culminated with the Board contacting its legal counsel to consider “Gannett’s proposal” only, and not the repeated overtures of Party A. Thereafter, Smith and Journal Media senior management continued to discuss Gannett’s proposal.

12

45.                               In the days that followed, Journal Media’s Smith and Gannett’s Dickey continued their discussions, with Gannett reiterating its interest and Journal Media receptive to the pursuit. Although Journal Media tried to appear non-committal, Smith told Dickey in a letter that the Board would convene a special meeting to discuss Gannett’s overture, thereby signaling its interest.

46.                               On July 13, 2015, Journal Media’s Board held a special meeting, which senior management and the Company’s legal counsel also attended (and perhaps also Methuselah—the Proxy Statement is unclear). During the meeting, the Board received an update from senior management on the status of the Company’s strategic plan and updated financial forecasts. The Board also decided to retain Methuselah to act as financial advisor to the Company, which simply confirmed that the Board and management had decided to sell the Company. Indeed, despite rejecting Party A’s approach just less than three weeks earlier as “premature,” that Journal Media retained a financial advisor mere days after receiving an offer from Gannett underscores Journal Media’s clear preference for pursuing a deal with Gannett.

47.                               From on or about July 13, 2015 to on or about August 11, 2015, Journal Media’s management, the Board, and representatives from Methuselah met several times to discuss the possibility of an acquisition with Gannett. Notably absent from the Proxy Statement is any discussion about Party A from June 22, 2015 to August 11, 2015, despite multiple Board meetings and discussions with Methuselah about Gannett’s proposal during the same time frame and despite Party A being the first party to express interest in merging with Journal Media.

48.                               On or about August 11, 2015, the Board “directed senior management to engage in discussions with each of Gannett and Party A and to further evaluate whether and when to

13

engage in discussions with other parties.” Journal Media’s management then reached out to both Gannett and Party A and began the due diligence process.

The Board Enacts the ESCCP, Which Further Induces Management to Sell the Company

49.                               On August 11, 2015, the Board also enacted the ESCCP, which provided generous severance packages for Journal Media executives in the event of a merger or acquisition. Indeed, the ESCCP incentivized Journal Media’s management to consummate a deal with Gannett regardless of whether it was in the best interests of Journal Media and its shareholders.

50.                               Journal Media’s management stands to make an incredibly large sum of money if the Acquisition goes through, and that incentive clouded the judgment of Journal Media’s management during the process of negotiating and determining whether to go forward with an acquisition.

51.                               What is more, the ESCCP was adopted the same day the Board instructed Journal Media’s management to further negotiate an acquisition with both Gannett and Party A. The timing of the adoption of the ESCCP and the decision to make a push for the Acquisition is suggestive to say the least.

Management Finalizes the Acquisition

52.                               After the Board provided further incentive, Journal Media’s management worked to secure a sale of the Company.

53.                               On or about August 26, 2015, Journal Media’s management determined that Journal Media would “engage in discussions only with Gannett and Party A” regarding an acquisition. The Board had no apparent involvement in the decision to exclude other potential buyers. Indeed, the Board wrongfully abdicated its duty by leaving to interested management the decision whether to solicit additional interest. Given the number of other potential acquirers, it

14

was unreasonable for Journal Media’s management to decide not to contact any other parties, and it was unreasonable for the Board not to have exercised greater involvement in the process (generally, and also specifically with respect to this decision).

54.                               Having decided against contacting any other potential buyers, Journal Media’s Board and management used the next month and a half to cement the Acquisition by Gannett.

55.                               From late August to early October, Gannett and Party A engaged in due diligence of Journal Media.

56.                               Meanwhile, on or about August 31, 2015, Journal Media’s legal counsel provided to Gannett and Party A a draft merger agreement.

57.                               On or about September 25, 2015, Journal Media received from Gannett and Party A written proposals to purchase all shares of Journal Media for $12.00 per share in cash and $10.30 per share in cash, respectively. Gannett and Party A each provided a markup of the draft merger agreement as well.

58.                               On or about September 28, 2015, the Board, senior management, and representatives from Methuselah held a telephonic meeting to discuss the two proposals and the markups of the draft merger agreement. At the conclusion of this meeting, the Board “directed senior management to further negotiate a transaction with both Gannett and Party A.” But Journal Media again disregarded Party A in favor of sealing the deal with Gannett.

59.                               From on or about September 29, 2015 to on or about October 7, 2015, Journal Media, Gannett, and their respective legal advisors negotiated and exchanged drafts of the merger agreement and disclosure schedules.

60.                               Conversely, Journal Media paid little attention to Party A. In fact, contrary to the Board’s instruction that senior management should “further negotiate a transaction with both

15

Gannett and Party A,” Journal Media’s management delegated to its advisors the task of engaging with Party A. Such disregard sent a clear signal to Party A that Journal Media was more interested in pursuing a transaction with someone else (i.e., Gannett).

61.                               From on or about September 29, 2015 to on or about October 2, 2015, Methuselah (without any involvement of Journal Media’s management or its Board) told Party A that it had to increase its offer, without any clarifying details about when this had to be done and by how much. This left Party A in the dark.

62.                               On or about October 7, 2015, the Board, senior management, and Journal Media’s legal and financial advisors “met to review and discuss various matters in connection with a potential strategic transaction with Gannett.”  Journal Media and Gannett executed the merger agreement that same day. There is no mention in the Proxy Statement of any interaction with Party A by any representative of Journal Media after October 2, 2015.

Overview of the Acquisition

63.                               On October 7, 2015, the Company, Gannett, and Merger Sub entered into the Merger Agreement, pursuant to which, among other things and subject to the satisfaction or waiver of specified conditions, Merger Sub will merge with and into the Company, with the Company surviving the merger and becoming a wholly owned subsidiary of Gannett.

64.                               Upon completion of the Acquisition, each outstanding share of Company common stock, other than shares held in the treasury of the Company or shares owned by Gannett or any direct or indirect wholly owned subsidiary of Gannett (including Merger Sub) or the Company, will be converted into the right to receive $12.00 in cash, without interest and less any applicable withholding taxes.

65.                               The Acquisition, which is subject to the approval of a majority of the Company’s outstanding shares, is expected to be completed in the first quarter of 2016.

16

The Board Accepted Inadequate Consideration from Gannett

66.                               The Director Defendants breached their fiduciary duties by accepting inadequate consideration, as the Company is worth far more than the $12 per share offered by Gannett.

67.                               First, the Acquisition, which caps the Company’s value at a mere $12 per share, prevents Plaintiff and all other Journal Media stockholders from realizing the growth potential that was advertised to the former Journal Communications and Scripps stockholders who were asked to approve the Spinoff earlier this year. Indeed, Journal Communications and Scripps touted the post-Spinoff Company’s debt-profile and growth potential, referring to the potential of acquiring other entities to build upon Journal Media’s business and create extensive synergies. But by agreeing to the Acquisition, the Board cut short any possibility that stockholders would be able to share in any potential upside.

68.                               Second, in trying to sell stockholders on this deal, the Board misleadingly set forth in the Proxy Statement wholly new financial projections, which pale in comparison to the projections previously disseminated to stockholders.

69.                               As alleged above, when soliciting stockholder approval for the Spinoff, Journal Communications and Scripps disclosed pro forma projections that forecasted substantial revenue and EBITDA for several years into the future. Here, however, just months after the Spinoff was completed, the Board is attempting to justify the Acquisition by peddling an entirely new set of watered down projections, which, in turn, were used by Methuselah in its financial analyses. The diluted projections disclosed in the Proxy Statement do not adequately capture the true financial potential of Journal Media, so any financial analyses relying on those projections are flawed.

70.                               Third, the Board employed a financial advisor, Methuselah, who fabricated flawed financial analyses to create the appearance that the Acquisition is fair when, in fact, quite the opposite is true.

17

71.                               As disclosed in the Proxy Statement, Methuselah conducted three financial analyses: (i) a Selected Public Companies Analysis, which looks at companies with some alleged similarity to Journal Media to imply a value for Journal Media; (ii) a Selected Precedent Transactions Analysis, which looks at other similar mergers or acquisitions to come up with a value for Journal Media in the Acquisition; and (iii) a Discounted Cash Flow Analysis, which takes the Company’s unlevered free cash flow estimates and discounts them back to present day in order to come up with a present-day valuation based on the use of future estimates.

72.                               For the Selected Public Companies Analysis, which implied a value for Journal Media ranging from $10.16 to $12.18 per share, Methuselah failed to apply a control premium, rendering the analysis an apples-to-oranges comparison. The analysis purports to value Journal Media in the context of a change-in-control transaction, and companies are expected to pay a premium over the unaffected stock price in order to obtain such control. Here, however, Methuselah compared Journal Media to various other companies not in the context of a change-in-control transaction, thus stripping out additional value that should have been included in the analysis. Had Methuselah applied a control premium, the Selected Public Companies Analysis would have resulted in a much higher value, and Methuselah would have had a much harder time justifying a fairness opinion at the $12 per share offered by Gannett.

73.                               For the Selected Precedent Transactions Analysis, Methuselah looked at 23 different precedent transactions, but the overwhelmingly majority of these are inapplicable or lacked any meaningful data. More specifically, most of the transactions considered involved either privately held companies (whereas Journal Media is a publicly traded entity) or asset sales (whereas the Acquisition is for the whole Journal Media enterprise), so relying on those transactions to imply a value for Journal Media was unreasonable. Moreover, the key input

18

Methuselah used (LTM EBITDA) was not readily available for almost all of the transactions listed. Had Methuselah used a more appropriate set of precedent transactions, its financial analyses would have demonstrated that Journal Media is worth far more than $12 per share. Moreover, by listing all 23 transactions that had no relevance or no available data, Defendants are deceiving Journal Media stockholders into believing this analysis actually merits real consideration.

74.                               For the Discounted Cash Flow Analysis, the key inputs are the Company’s financial projections. As discussed above, these projections are flawed and fail to capture Journal Media’s true financial prospects. Accordingly, the Board erred in relying on this analysis as well.

75.                               Fourth, given the Board’s unduly circumscribed process (which involved just two parties, one of which was heavily favored over the other) and the significant “deal protection” measures in the Merger Agreement, the Board has no knowledge whatsoever of the Company’s true market value—there was simply no competition sufficient to create any understanding of the market for Journal Media.

76.                               Based on the foregoing, the Board acted unreasonably in accepting $12 per share.

The Merger Agreement Deters Competitive Offers and Is Unduly Beneficial to Gannett

77.                               The Acquisition is also unfair because, as part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Acquisition a fait accompli and ensure that no competing offers will emerge for the Company.

78.                               For example, the Merger Agreement includes a “no solicitation” provision that restricts Journal Media from soliciting or engaging in discussions or negotiations with third parties regarding a proposal to acquire Journal Media. This section further demands that the Company terminate any and all prior or ongoing discussions with other potential acquirers.

19

79.                               Further, should an unsolicited bidder submit a competing proposal, the Company must notify Gannett of the bidder’s identity and the terms of the bidder’s offer. Thereafter, should the Board determine to enter into a superior competing proposal, the Merger Agreement requires that the Board allow Gannett to make a counter-offer so that the competing offer no longer constitutes a superior proposal.

80.                               The Merger Agreement also provides that Journal Media must pay Gannett a termination fee of $9 million if the Company decides to pursue a competing offer, which essentially forces any competing bidder to pay a naked premium for the right to provide the stockholders with a superior offer.

81.                               These deal protection provisions unreasonably restrain the Board’s ability to maximize stockholder value by restricting the Board from pursuing better deals. Indeed, under the circumstances surrounding the Acquisition, the limited instances in which the Board can provide the stockholders with a superior offer are too narrowly circumscribed to provide an effective “fiduciary out” for the Director Defendants.

The Board Failed to Disclose Material Information to Journal Media’s Stockholders

82.                               It is critical that stockholders receive complete and accurate information about the Acquisition prior to casting a vote. To date, however, the Director Defendants have failed to provide Journal Media stockholders with such information. As set forth in more detail below, the Proxy Statement fails to disclose material information concerning (i) the Company’s financial projections, (ii) Methuselah’s financial analyses, (iii) potential conflicts of interest, and (iv) the process leading up to the announcement of the Acquisition.

83.                               With respect to Journal Media’s financial projections, the Proxy Statement is deficient because it fails to disclose: (i) the specific key assumptions referenced on page 29 of the Proxy Statement, including Local, classified, national, preprint, digital, subscription and

20

other revenue; Operating expenses expected each year, including employee costs, newsprint and ink, depreciation and amortization and other expenses; Daily and Sunday print circulation; and Corporate and shared service expenses and capital expenditures; (ii) whether stock-based compensation was treated as a cash or non-cash expense (and if as a cash expense, the amount); (iii) reconciliation of GAAP revenue to non-GAAP unlevered free cash flow and non-GAAP Adjusted EBITDA; and (iv) whether any projections were ever provided to Gannett or Party A.

84.                               With respect to Methuselah’s financial analyses, the Proxy Statement is deficient because it fails to disclose: (i) the multiples observed for all companies in the Selected Public Companies Analysis; (ii) the multiples observed for all the transactions in the Selected Precedent Transactions Analysis; (iii) the basis for calculating a discount rate range of 8.0% to 10.0% in the Discounted Cash Flow Analysis; and (iv) the basis for using a selected range of terminal EBITDA multiples of 4.5x to 5.5x.

85.                               With respect to potential conflicts of interest, the Proxy Statement is deficient because it fails to disclose: (i) the nature of any post-close arrangements entered into involving any members of the Board; (ii) the nature of any post-close arrangements entered into involving any members of Journal Media’s management; (iii) the background of any discussions with any party (Gannett or Party A) concerning post-close opportunities.

86.                               With respect to the process leading up to the announcement of the Acquisition, the Proxy Statement is deficient because it fails to disclose: (i) what specifically changed from June 22, 2015 when Journal Media said Party A’s inquiry was premature to mid-July 2015 when the Board began actively considering Gannett’s offer; (ii) the basis for the decision not to contact any parties aside from Gannett or Party A; and (iii) whether the non-disclosure agreement

21

entered into with Party A contained any “Don’t ask, don’t waive” standstill provisions that did not terminate upon execution of the Merger Agreement with Gannett.

87.                               Without this information, Journal Media stockholders will be unable to make an informed decision on how to vote on the Acquisition.

CAUSES OF ACTION

COUNT I
Breach of Fiduciary Duties
(Against All Director Defendants)

88.                               Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

89.                               The Director Defendants have violated fiduciary duties of care, loyalty, and good faith owed to the public stockholders of Journal Media.

90.                               By the acts, transactions, and courses of conduct alleged herein, the Director Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Journal Media.

91.                               As demonstrated by the allegations above, the Director Defendants failed to exercise the care required, and breached their duties of loyalty and good faith owed to the stockholders of Journal Media because, among other reasons, they failed to take reasonable steps to obtain and/or ensure that Journal Media stockholders receive adequate and fair value for their shares.

92.                               The Director Defendants dominate and control the business and corporate affairs of Journal Media both through their positions within the Company and on the Board, and are in possession of private corporate information concerning Journal Media’s assets, business, and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic

22

power between them and the public stockholders of Journal Media which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing stockholder value.

93.                               By reason of the foregoing acts, practices, and course of conduct, the Director Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

94.                               As a result of the actions of defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Journal Media assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

95.                               Unless the Director Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

96.                               Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Director Defendants’ actions threaten to inflict.

COUNT II
Aiding and Abetting
(Against the Gannett Defendants)

97.                               Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

98.                               Methuselah has acted and is acting with knowledge of, or with reckless disregard to, the fact that the Director Defendants are in breach of their fiduciary duties to Journal Media public stockholders, and has participated in such breaches of fiduciary duties.

23

99.                               Moreover, Methuselah knowingly aided and abetted the Director Defendants’ wrongdoing alleged herein. In so doing, it rendered substantial assistance in order to effectuate the Director Defendants’ plan to consummate the Acquisition in breach of their fiduciary duties.

100.                        As a result of the unlawful actions of the Gannett Defendants, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the true value for Journal Media’s assets and business. Unless their actions are enjoined by the Court, the Gannett Defendants will continue to aid and abet the Director Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class.

101.                        As a result of the Gannett Defendants’ conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair and reasonable price for their Journal Media shares.

102.                        Plaintiff and the other members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against defendants as follows:

A.                                    Declaring that this action is properly maintainable as a class action and certifying Plaintiff as Class representative;

B.                                    Preliminarily and permanently enjoining Defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Acquisition, unless and until the Company adopts and implements a procedure or process to obtain an agreement providing fair and reasonable terms and consideration to Plaintiff and the Class;

C.                                    Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

24

D.                                    Directing the Director Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Director Defendants’ wrongdoing;

E.                                     Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F.                                      Granting such other and further equitable relief as this Court may deem just and proper.

Dated: November 24, 2015.

ADEMI & O’REILLY, LLP

By
SHPETIM ADEMI (SBN: 1026973)
JOHN D. BLYTHIN (SBN: 1046105)
MARK A. ELDRIDGE (SBN: 1089944)
DENISE L. MORRIS (SBN: 1097911)
3620 East Layton Avenue
Cudahy, Wisconsin 53110
Telephone: (414) 482-8000
Facsimile: (414) 482-8001

W. Scott Holleman (to file motion for
admission pro hac vice)
JOHNSON & WEAVER, LLP
99 Madison Avenue, 5th Floor
New York, NY 10016
Telephone: (212) 802-1486
scotth@johnsonandweaver.com

25

STATE OF WISCONSIN	CIRCUIT COURT CIVIL DIVISION	MILWAUKEE COUNTY

MICHELLE SABATTINI, Individually and
On Behalf of All Others Similarly
Situated,	Civil Case No.

Plaintiff,	Case Code 30106

v.	JURY TRIAL DEMANDED

STUART W. AITKEN, JONATHAN
NEWCOMB, BRIAN A. ROSS, STEVEN J.
SMITH, MARY ELLEN STANEK,
TIMOTHY E. STAUTBERG, GANNETT
CO., INC., JUPITER MERGER SUB, INC.,
And JOURNAL MEDIA GROUP, INC.,

Defendants.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Plaintiff Michelle Sabattini (“Plaintiff”), on behalf of herself and all others similarly situated, by and through her undersigned counsel, alleges the following against the above-named defendants (collectively, “Defendants”) upon information and belief, including the investigation of counsel and review of publicly-available information, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

NATURE OF THE ACTION

1.                                      Plaintiff brings this stockholder class action on behalf of herself and all other similarly situated public stockholders of Journal Media Group, Inc. (“Journal Media” or “Company”) against the Company’s board of directors (“Board” or “Director Defendants”) in connection with the proposed acquisition of Journal Media, under which Gannett Co., Inc. (“Gannett”), through its subsidiary Jupiter Merger Sub, Inc. (“Merger Sub,” and collectively with

Gannett, “Gannett Defendants”), plans to acquire all of the outstanding shares of Journal Media common stock for $12.00 per share in cash, or a total of approximately $280 million (the “Acquisition”).

2.                                      Headquartered in Milwaukee, Journal Media is a media company with print and digital publishing operations serving 14 U.S. markets in nine states. Its outlets include the Milwaukee Journal Sentinel, the Naples Daily News, The Commercial Appeal in Memphis, and the Ventura County Star in California. Journal Media was formed in April 2015 through a spinoff and merger (“Spinoff”) of the newspaper operations of The E.W. Scripps Company (“Scripps”) and Journal Communications, Inc. (“Journal Communications”). According to public statements made by Scripps and Journal Communications, the purpose of the Spinoff was to establish Journal Media as an entity with “[e]nhanced operational efficiencies and ability to maximize cash flow,” a “[s]trong balance sheet with no debt,” and the “[a]bility to grow through accretive and opportunistic acquisitions.” But Journal Media’s management soon abandoned the advertised plan to pursue a sale of the Company to Gannett.

3.                                      Immediately after the Spinoff, Journal Media was approached by two companies about a possible acquisition: Gannett and a party referred to as “Party A” in the preliminary Schedule 14A Proxy Statement (“Proxy Statement”) filed with the U.S. Securities and Exchange Commission (“SEC”) on November 4, 2015. Of those two parties, only Gannett ever had a shot at a deal with Journal Media. Indeed, because of a preexisting relationship and the temptation of post-close opportunities, Journal Media’s Board and management wrongly favored Gannett throughout the process, at first rebuffing Party A and then all but ignoring it. As such, the Acquisition is the result of a biased process and is unfair to Journal Media’s shareholders.

4.                                      Party A approached Journal Media on April 8, 2015 about a possible acquisition of the Company, but Journal Media dismissed that inquiry as “premature.” Party A approached Journal Media yet again on June 22, 2015, and was told yet again that any discussion regarding an acquisition was “premature.”

5.                                      Days later, on July 1, 2015, Gannett’s President and CEO Robert J. Dickey (“Dickey”) approached Journal Media’s Chairman of the Board, Steven J. Smith (“Smith”), about a possible acquisition. Unlike Party A, with whom merger discussions were purportedly “premature” at that time, Smith and Dickey agreed to speak again two days later, when Gannett reiterated its interest in buying the Company. Notably, Dickey and Journal Media’s President and CEO, Timothy E. Stautberg (“Stautberg”), serve together on the board of directors of the Newspaper Association of America. In stark contrast to how it dealt with Party A, Journal Media’s Board and management began to prime the Company for a sale to Gannett by updating its financial projections and retaining Methuselah Advisors (“Methuselah”) to advise on the impending Acquisition.

6.                                      In the months that followed, Journal Media engaged in “negotiations” with Gannett and Party A, in substance with the former and with the latter only in form. And despite there being numerous other potential buyers, Journal Media’s management—without any apparent awareness or authorization from the Board—decided not to contact any other parties before solidifying a deal with Gannett.

7.                                      Not only did Journal Media’s management predetermine that Gannett should be the preferred buyer, but also on August 11, 2015, the same day the Board instructed management to engage in discussions with Gannett and Party A, the Board adopted a new Executive Severance and Change in Control Plan (“ESCCP”), which provided generous severance packages for Journal Media executives in the event of a merger or acquisition. The Board’s adoption of the new ESCCP while Journal Media was pursuing an acquisition incentivized management to pursue the Acquisition regardless of whether it was in the best interests of the Company and its shareholders, thus creating a conflict of interest.

8.                                      As a result of the deficient process undertaken by management and sanctioned by the Board, and after relying on flawed financial analyses performed by Methuselah, the Director Defendants breached their fiduciary duties and accepted an inadequate $12 per share, which undervalues Journal Media’s short- and long-term prospects. In particular, Methuselah used specious inputs in its financial analyses in order to fabricate a so-called “fairness opinion” on the Acquisition price. Moreover, by advocating for the Acquisition at this price, the Board defaulted on the message that was peddled to stockholders earlier this year in connection with the Spinoff, i.e., that the Spinoff would create substantial long-term growth potential for the Company.

9.                                      The Director Defendants further breached their fiduciary duties by failing to disclose material information in the Proxy Statement. The Acquisition is subject to Journal Media stockholder approval, and the Board must disclose any and all material information bearing on the upcoming stockholder vote. Here, however, the Board failed to disclose necessary information concerning (i) the process leading up to the execution of the Merger Agreement, (ii) the financial analyses performed by Methuselah, (iii) conflicts of interest affecting the Company’s management, and (iv) the financial projections created by Journal Media’s management forecasting the Company’s expected future performance. Without this information, Journal Media stockholders face irreparable harm resulting from Defendants’ trespassing on corporate suffrage.

10.                               Accordingly, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Acquisition or, in the event the Acquisition is consummated, to recover damages resulting from the Director Defendants’ violations of their fiduciary duties.

JURISDICTION AND VENUE

11.                               The Court has personal jurisdiction over all parties to this action, and venue is proper in this Court. Plaintiff has consented to the jurisdiction of the Court; Journal Media and Merger Sub are Wisconsin entities, Gannett is a Delaware entity subject to Wisconsin’s long-arm statute based on the fact that the Acquisition is to take place in Wisconsin and because Gannett has sufficient minimum contacts with Wisconsin such that the exercise of personal jurisdiction is proper; and the Director Defendants are subject to the jurisdiction of this Court by virtue of being members of the Board.

THE PARTIES

12.                               Plaintiff is, and at relevant times hereto was, a stockholder of Journal Media.

13.                               Defendant Stuart W. Aitken (“Aitken”) is a member of the Board and is also a member of the Board’s Compensation Committee and Nominating & Corporate Governance Committee. Aitken joined the Board in connection with the Spinoff.

14.                               Defendant Jonathan Newcomb (“Newcomb”) is a member of the Board and is also a member of the Board’s Audit Committee and Nominating & Corporate Governance Committee. Before the Spinoff, Newcomb was a member of the board of directors of Journal Communications, and he joined the Board of Journal Media in connection with the Spinoff.

15.                               Defendant Brian A. Ross (“Ross”) is a member of the Board, the Chairman of the Board’s Audit Committee, and a member of the Compensation Committee.

16.                               Defendant Smith is Chairman of the Board, a member of the Board’s Audit Committee, and Chairman of the Nominating & Corporate Governance Committee. Prior to the Spinoff, Smith was Chairman and CEO of Journal Communications.

17.                               Defendant Mary Ellen Stanek is a member of the Board, Chairman of the Board’s Compensation Committee, and a member of the Nominating & Corporate Governance Committee. Before the Spinoff, Stanek was a member of the board of directors of Journal Communications, and she joined the Board of Journal Media in connection with the Spinoff.

18.                               Defendant Stautberg is a member of the Board and also serves as the President and CEO of Journal Media. Prior to the Spinoff, Stautberg served as a Senior Vice President of Scripps. Stautberg also serves on the board of the Newspaper Association of America.

19.                               Defendant Gannett is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices located at 7950 Jones Branch Drive, McLean, Virginia 22107. Gannett is a company that was formed in November 2014 in connection with the spinoff of the publishing assets of TEGNA Inc. (formerly known as Gannett Co., Inc.). As of June 29, 2015, the spinoff was completed and Gannett’s common stock now trades on the New York Stock Exchange under the ticker symbol “GCI.” Gannett operates in more than 110 markets, and features powerhouse brands such as USA TODAY and specialized media properties.

20.                               Defendant Merger Sub is a Wisconsin corporation and a wholly-owned subsidiary of Gannett.

21.                               Defendant Journal Media is a corporation organized and existing under the laws of Wisconsin with its principal executive offices located in Milwaukee, Wisconsin. Journal Media is named as a party solely for Plaintiff to be able to obtain complete relief.

CLASS ACTION ALLEGATIONS

22.                               Plaintiff brings this action pursuant to Wis. Stat. § 803.08 on behalf of all stockholders of Journal Media common stock, excluding Defendants and their affiliates (the “Class”). As alleged herein, this action is properly maintainable as a class action.

23.                               There are questions of law and fact which are common to the Class:

•                                          Whether the Board members breached their fiduciary duties to the Class in connection with the Acquisition;

•                                          Whether any of the Director Defendants aided and abetted the Board’s breaches;

•                                          Whether the Gannett Defendants aided and abetted the Board’s breaches;

•                                          Whether Plaintiff and the other members of the Class have suffered or will suffer harm as a result of Defendants’ misconduct; and

•                                          Whether Plaintiff and the other members of the Class are entitled to any relief as a result of Defendants’ misconduct.

24.                               The Class is so numerous that joinder of all members is impracticable. As stated in the Merger Agreement, as of October 6, 2015, there were 24,407,533 shares of Journal Media common stock issued and outstanding, owned by hundreds, if not thousands, of individual stockholders.

25.                               Plaintiff is an adequate representative of the Class, will fairly and adequately protect the interests of the Class, has no conflicts of interest with the Class, and has retained competent counsel experienced in litigation of this nature.

26.                               A class action is the best way to manage this litigation. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests. Moreover, Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

The Spinoff and Creation of Journal Media

27.                               Journal Media is a media company with print and digital publishing operations serving 14 U.S. markets in nine states. Its newspapers include the Milwaukee Journal Sentinel, the Naples Daily News, The Commercial Appeal in Memphis, and Ventura County Star in California.

28.                               Journal Media was formed earlier this year as a result of the Spinoff, wherein Scripps and Journal Communications spun-off and merged their respective publishing operations into newly formed Journal Media. In connection with the Spinoff, Scripps and Journal Communications also combined their respective broadcasting businesses, which now operate under the ambit of Scripps. Journal Communications no longer exists as a standalone entity.

29.                               As a result of the Spinoff, former Scripps stockholders would hold 59% of Journal Media’s outstanding common stock, and former Journal Communications stockholders would hold the remaining 41% of the Company.

30.                               The Spinoff was first announced on July 31, 2014, and it was completed on or about April 1, 2015.

31.                               Regarding post-Spinoff leadership of Journal Media, defendant Stautberg, a fowler Scripps senior vice president, became Journal Media’s President and CEO. Moreover,

defendant Smith, the former Journal Communications President and CEO, became Chairman of the Board. The Board also includes two former Journal Communications directors—defendants Newcomb and Stanek—as well as two persons who had prior experience with either Journal Communications or Scripps—defendants Aitken and Ross. In other words, four of the six directors were previously affiliated with either Journal Communications or Scripps.

32.                               Methuselah acted as exclusive financial advisor to Journal Communications in connection with the Spinoff.

33.                               When the Spinoff was announced in mid-2014, Scripps’ and Journal Communications’ respective management touted its numerous benefits, including:

•                                          “The transaction will enable the new Journal Media Group to leverage the talent of the Milwaukee Journal Sentinel and community publishing staff by expanding and combining with the E.W. Scripps newspapers—news outlets with a long and storied tradition of their own. The result will be a company focused on excellence in publishing and digital media.”

•                                          “The media industry is constantly changing and evolving. This [Spinoff] transaction helps ensure the future success of local news operations—print, broadcast and digital—across the nation.”

•                                          “The transaction is expected to result in approximately $35 million of combined annual run-rate synergies through the creation of industry-focused broadcast and publishing businesses.”

•                                          “The [Spinoff] will be beneficial to the new Journal Media Group,” including that “Journal Media Group will be based in Milwaukee, which will retain a public company headquarters of a multi-market media business”; “As a result of the [Spinoff], Journal Media Group will have $10 million of cash and no debt”; “With its increased scale and balance sheet capacity, Journal Media Group will be positioned to navigate the ongoing transformation of the publishing industry”; and “Journal Media Group will have newspapers in a number of attractive markets including Milwaukee; Naples, Fla.; Florida’s Treasure Coast; Knoxville; and Memphis.”

•                                          “The transaction is expected to unlock value for shareholders of both companies,” and separately, “The transaction is expected to result in substantial long-term value for shareholders of both companies.”

•                                          “Journal Media Group, as a pure-play newspaper company, will have a freer hand and more flexibility as the newspaper industry continues to evolve.”

•                                          “Journal Media Group will continue to seek opportunities, consistent with [its] strategic direction, to grow their businesses and provide value to shareholders.”

34.                               In February 2015, while soliciting stockholder approval of the Spinoff, both Journal Media and Scripps further touted the benefits of the Spinoff, stating, among other things:

•                                          That the Spinoff would “allow resources to be applied directly and more efficiently in the newspaper publishing business” and that it would “[c]reate a larger and more competitive newspaper publishing business.”

•                                          “Journal Media Group will be well-positioned with the financial capacity to make further investments and acquisitions with strong balance sheets and . . . no initial funded debt at Journal Media Group.”

•                                          “The Milwaukee Journal Sentinel and Scripps’ newspapers will merge to form Journal Media Group, a new public company—headquartered in Milwaukee—that will boast excellent local newspapers and digital products in 14 U.S. markets. The new Journal Media Group will have increased scale and financial flexibility—giving the company a real opportunity to navigate the ongoing transformation of the newspaper publishing industry and help shape the way newspapers evolve in the digital age.”

35.                               In connection with the stockholder vote on the Spinoff, Journal Communications’ and Scripps’ respective management created sets of long-term financial projections for each of the two constituent companies, which forecast expected revenue and EBITDA (earnings before interest, taxes, depreciation, and amortization) for the publishing businesses of both Journal Communications and Scripps. These projections forecasted revenue and other pertinent metrics through 2020.

36.                               Journal Communications’ and Scripps’ respective management also created sets of pro forma financial projections, which forecasted financial results for the post-Spinoff Journal Media. For reasons which neither company provided, the pro forma projections created by

Journal Communications and Scripps extended out to 2016 and 2018, respectively. These pro forma financial projections for Journal Media, which were provided to stockholders of both Journal Communications and Scripps in connection with the Spinoff, are as follows:

Journal’s Unaudited Prospective Financial Model for Journal Media Group

($ in millions)	2014	2015	2016
Revenue	$539.4	$530.0	$519.9
EBITDA	56.7	57.9	57.0

Scripps’ Unaudited Prospective Financial Model for Journal Media Group

($ in millions)	2014	2015	2016	2017
Revenue	$539.4	$529.2	$517.6	$507.0
EBITDA	57.2	57.2	57.2	57.2

37.                               Regardless of the different assumptions made by either Journal Communications or Scripps, the above-summarized pro forma financial projections for Journal Media clearly demonstrated that the companies’ respective management thought—or at least, that’s what they were telling stockholders—that Journal Media would be generating substantial and consistent amounts of revenue and EBITDA for several years into the future.

38.                               Based on the public statements made in connection with the Spinoff, Journal Communications and Scripps’ respective stockholders voted to approve the Spinoff, which was thereafter completed on or about April 1, 2015.

Journal Media Eschews Prior Guidance and Pursues a Deal with Gannett

39.                               On or about April 8, 2015, the CEO of Party A approached defendant Stautberg about a potential acquisition of Journal Media. Stautberg replied that any discussions regarding an acquisition were premature at that time, but not explaining why.

40.                               Then, on or about June 22, 2015, the CEO of Party A again reached out to Journal Media, this time to defendant Smith, to discuss the possibility of an acquisition. Smith again responded that acquisition discussions were premature at that time, explaining that the Company was still working on integrating operations following the Spinoff. This, of course, contradicts Journal Media’s own public statements. More than one month earlier, on May 15, 2015, in connection with Journal Media’s first quarterly earnings release since the Spinoff, defendant Stautberg stated that the Company was “shift[ing] [its] focus from planning for the integration of these two newspaper groups to the execution of [its] plans . . . .” Journal Media’s rejection of Party A was based on a lie.

41.                               Just days later, on or about July 1, 2015, Gannett’s CEO, Dickey, reached out to Smith about a potential acquisition. Notably, Dickey and Stautberg serve together on the board of directors of the Newspaper Association of America. Unlike Party A, Smith agreed to reconnect with Dickey on July 3, 2015 to discuss the possibility of an acquisition.

42.                               On or about July 3, 2015, Dickey and Smith spoke via telephone about the possibility of an acquisition whereby Gannett would purchase all of Journal Media’s outstanding shares for $11.00 per share in cash. Dickey concurrently sent a letter to Smith confirming Gannett’s interest in acquiring Journal Media for $11.00 per share.

43.                               Although Smith ostensibly told Dickey that acquisition discussions were still premature, Journal Media’s actions told a different story. Indeed, the same day Journal Media received Gannett’s indication of interest, the Board began to pursue the Acquisition.

44.                               Starting on July 3, 2015, and continuing for the next four days, Smith discussed with the Board the conversation she had and the letter that he received from Dickey. These discussions culminated with the Board contacting its legal counsel to consider “Gannett’s proposal” only, and not the repeated overtures of Party A. Thereafter, Smith and Journal Media senior management continued to discuss Gannett’s proposal.

45.                               In the days that followed, Journal Media’s Smith and Gannett’s Dickey continued their discussions, with Gannett reiterating its interest and Journal Media receptive to the pursuit. Although Journal Media tried to appear non-committal, Smith told Dickey in a letter that the Board would convene a special meeting to discuss Gannett’s overture, thereby signaling its interest.

46.                               On July 13, 2015, Journal Media’s Board held a special meeting, which senior management and the Company’s legal counsel also attended (and perhaps also Methuselah—the Proxy Statement is unclear). During the meeting, the Board received an update from senior management on the status of the Company’s strategic plan and updated financial forecasts. The Board also decided to retain Methuselah to act as financial advisor to the Company, which simply confirmed that the Board and management had decided to sell the Company. Indeed, despite rejecting Party A’s approach just less than three weeks earlier as “premature,” that Journal Media retained a financial advisor mere days after receiving an offer from Gannett underscores Journal Media’s clear preference for pursuing a deal with Gannett.

47.                               From on or about July 13, 2015 to on or about August 11, 2015, Journal Media’s management, the Board, and representatives from Methuselah met several times to discuss the possibility of an acquisition with Gannett. Notably absent from the Proxy Statement is any discussion about Party A from June 22, 2015 to August 11, 2015, despite multiple Board meetings and discussions with Methuselah about Gannett’s proposal during the same time frame and despite Party A being the first party to express interest in merging with Journal Media.

48.                               On or about August 11, 2015, the Board “directed senior management to engage in discussions with each of Gannett and Party A and to further evaluate whether and when to engage in discussions with other parties.” Journal Media’s management then reached out to both Gannett and Party A and began the due diligence process.

The Board Enacts the ESCCP, Which Further Induces Management to Sell the Company

49.                               On August 11, 2015, the Board also enacted the ESCCP, which provided generous severance packages for Journal Media executives in the event of a merger or acquisition. Indeed, the ESCCP incentivized Journal Media’s management to consummate a deal with Gannett regardless of whether it was in the best interests of Journal Media and its shareholders.

50.                               Journal Media’s management stands to make an incredibly large sum of money if the Acquisition goes through, and that incentive clouded the judgment of Journal Media’s management during the process of negotiating and determining whether to go forward with an acquisition.

51.                               What is more, the ESCCP was adopted the same day the Board instructed Journal Media’s management to further negotiate an acquisition with both Gannett and Party A. The timing of the adoption of the ESCCP and the decision to make a push for the Acquisition is suggestive to say the least.

Management Finalizes the Acquisition

52.                               After the Board provided further incentive, Journal Media’s management worked to secure a sale of the Company.

53.                               On or about August 26, 2015, Journal Media’s management determined that Journal Media would “engage in discussions only with Gannett and Party A” regarding an acquisition. The Board had no apparent involvement in the decision to exclude other potential buyers. Indeed, the Board wrongfully abdicated its duty by leaving to interested management the decision whether to solicit additional interest. Given the number of other potential acquirers, it was unreasonable for Journal Media’s management to decide not to contact any other parties, and it was unreasonable for the Board not to have exercised greater involvement in the process (generally, and also specifically with respect to this decision).

54.                               Having decided against contacting any other potential buyers, Journal Media’s Board and management used the next month and a half to cement the Acquisition by Gannett.

55.                               From late August to early October, Gannett and Party A engaged in due diligence of Journal Media.

56.                               Meanwhile, on or about August 31, 2015, Journal Media’s legal counsel provided to Gannett and Party A, a draft merger agreement.

57.                               On or about September 25, 2015, Journal Media received from Gannett and Party A written proposals to purchase all shares of Journal Media for $12.00 per share in cash and $10.30 per share in cash, respectively. Gannett and Party A each provided a markup of the draft merger agreement as well.

58.                               On or about September 28, 2015, the Board, senior management, and representatives from Methuselah held a telephonic meeting to discuss the two proposals and the markups of the draft merger agreement. At the conclusion of this meeting, the Board “directed senior management to further negotiate a transaction with both Gannett and Party A.” But Journal Media again disregarded Party A in favor of sealing the deal with Gannett.

59.                               From on or about September 29, 2015 to on or about October 7, 2015, Journal Media, Gannett, and their respective legal advisors negotiated and exchanged drafts of the merger agreement and disclosure schedules.

60.                               Conversely, Journal Media paid little attention to Party A. In fact, contrary to the Board’s instruction that senior management should “further negotiate a transaction with both Gannett and Party A,” Journal Media’s management delegated to its advisors the task of engaging with Party A. Such disregard sent a clear signal to Party A that Journal Media was more interested in pursuing a transaction with someone else (i.e., Gannett).

61.                               From on or about September 29, 2015 to on or about October 2, 2015, Methuselah (without any involvement of Journal Media’s management or its Board) told Party A that it had to increase its offer, without any clarifying details about when this had to be done and by how much. This left Party A in the dark.

62.                               On or about October 7, 2015, the Board, senior management, and Journal Media’s legal and financial advisors “met to review and discuss various matters in connection with a potential strategic transaction with Gannett.” Journal Media and Gannett executed the merger agreement that same day. There is no mention in the Proxy Statement of any interaction with Party A by any representative of Journal Media after October 2, 2015.

Overview of the Acquisition

63.                               On October 7, 2015, the Company, Gannett, and Merger Sub entered into the Merger Agreement, pursuant to which, among other things and subject to the satisfaction or waiver of specified conditions, Merger Sub will merge with and into the Company, with the Company surviving the merger and becoming a wholly owned subsidiary of Gannett.

64.                               Upon completion of the Acquisition, each outstanding share of Company common stock, other than shares held in the treasury of the Company or shares owned by Gannett or any direct or indirect wholly owned subsidiary of Gannett (including Merger Sub) or the Company, will be converted into the right to receive $12.00 in cash, without interest and less any applicable withholding taxes.

65.                               The Acquisition, which is subject to the approval of a majority of the Company’s outstanding shares, is expected to be completed in the first quarter of 2016.

The Board Accepted Inadequate Consideration from Gannett

66.                               The Director Defendants breached their fiduciary duties by accepting inadequate consideration, as the Company is worth far more than the $12 per share offered by Gannett.

67.                               First, the Acquisition, which caps the Company’s value at a mere $12 per share, prevents Plaintiff and all other Journal Media stockholders from realizing the growth potential that was advertised to the former Journal Communications and Scripps stockholders who were asked to approve the Spinoff earlier this year. Indeed, Journal Communications and Scripps touted the post-Spinoff Company’s debt-profile and growth potential, referring to the potential of acquiring other entities to build upon Journal Media’s business and create extensive synergies. But by agreeing to the Acquisition, the Board cut short any possibility that stockholders would be able to share in any potential upside.

68.                               Second, in trying to sell stockholders on this deal, the Board misleadingly set forth in the Proxy Statement wholly new financial projections, which pale in comparison to the projections previously disseminated to stockholders.

69.                               As alleged above, when soliciting stockholder approval for the Spinoff, Journal Communications and Scripps disclosed pro forma projections that forecasted substantial revenue and EBITDA for several years into the future. Here, however, just months after the Spinoff was completed, the Board is attempting to justify the Acquisition by peddling an entirely new set of watered down projections, which, in turn, were used by Methuselah in its financial analyses. The diluted projections disclosed in the Proxy Statement do not adequately capture the true financial potential of Journal Media, so any financial analyses relying on those projections are flawed.

70.                               Third, the Board employed a financial advisor, Methuselah, who fabricated flawed financial analyses to create the appearance that the Acquisition is fair when, in fact, quite the opposite is true.

71.                               As disclosed in the Proxy Statement, Methuselah conducted three financial analyses: (i) a Selected Public Companies Analysis, which looks at companies with some alleged similarity to Journal Media to imply a value for Journal Media; (ii) a Selected Precedent Transactions Analysis, which looks at other similar mergers or acquisitions to come up with a value for Journal Media in the Acquisition; and (iii) a Discounted Cash Flow Analysis, which takes the Company’s unlevered free cash flow estimates and discounts them back to present day in order to come up with a present-day valuation based on the use of future estimates.

72.                               For the Selected Public Companies Analysis, which implied a value for Journal Media ranging from $10.16 to $12.18 per share, Methuselah failed to apply a control premium, rendering the analysis an apples-to-oranges comparison. The analysis purports to value Journal Media in the context of a change-in-control transaction, and companies are expected to pay a premium over the unaffected stock price in order to obtain such control. Here, however, Methuselah compared Journal Media to various other companies not in the context of a change-in-control transaction, thus stripping out additional value that should have been included in the analysis. Had Methuselah applied a control premium, the Selected Public Companies Analysis would have resulted in a much higher value, and Methuselah would have had a much harder time justifying a fairness opinion at the $12 per share offered by Gannett.

73.                               For the Selected Precedent Transactions Analysis, Methuselah looked at 23 different precedent transactions, but the overwhelmingly majority of these are inapplicable or lacked any meaningful data. More specifically, most of the transactions considered involved either privately held companies (whereas Journal Media is a publicly traded entity) or asset sales (whereas the Acquisition is for the whole Journal Media enterprise), so relying on those transactions to imply a value for Journal Media was unreasonable. Moreover, the key input Methuselah used (LTM EBITDA) was not readily available for almost all of the transactions listed. Had Methuselah used a more appropriate set of precedent transactions, its financial analyses would have demonstrated that Journal Media is worth far more than $12 per share. Moreover, by listing all 23 transactions that had no relevance or no available data, Defendants are deceiving Journal Media stockholders into believing this analysis actually merits real consideration.

74.                               For the Discounted Cash Flow Analysis, the key inputs are the Company’s financial projections. As discussed above, these projections are flawed and fail to capture Journal Media’s true financial prospects. Accordingly, the Board erred in relying on this analysis as well.

75.                               Fourth, given the Board’s unduly circumscribed process (which involved just two parties, one of which was heavily favored over the other) and the significant “deal protection” measures in the Merger Agreement, the Board has no knowledge whatsoever of the Company’s true market value—there was simply no competition sufficient to create any understanding of the market for Journal Media.

76.                               Based on the foregoing, the Board acted unreasonably in accepting $12 per share.

The Merger Agreement Deters Competitive Offers and Is Unduly Beneficial to Gannett

77.                               The Acquisition is also unfair because, as part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Acquisition a fait accompli and ensure that no competing offers will emerge for the Company.

78.                               For example, the Merger Agreement includes a “no solicitation” provision that restricts Journal Media from soliciting or engaging in discussions or negotiations with third parties regarding a proposal to acquire Journal Media. This section further demands that the Company terminate any and all prior or ongoing discussions with other potential acquirers.

79.                               Further, should an unsolicited bidder submit a competing proposal, the Company must notify Gannett of the bidder’s identity and the terms of the bidder’s offer. Thereafter, should the Board determine to enter into a superior competing proposal, the Merger Agreement requires that the Board allow Gannett to make a counter-offer so that the competing offer no longer constitutes a superior proposal.

80.                               The Merger Agreement also provides that Journal Media must pay Gannett a termination fee of $9 million if the Company decides to pursue a competing offer, which essentially forces any competing bidder to pay a naked premium for the right to provide the stockholders with a superior offer.

81.                               These deal protection provisions unreasonably restrain the Board’s ability to maximize stockholder value by restricting the Board from pursuing better deals. Indeed, under the circumstances surrounding the Acquisition, the limited instances in which the Board can provide the stockholders with a superior offer are too narrowly circumscribed to provide an effective “fiduciary out” for the Director Defendants.

The Board Failed to Disclose Material Information to Journal Media’s Stockholders

82.                               It is critical that stockholders receive complete and accurate information about the Acquisition prior to casting a vote. To date, however, the Director Defendants have failed to provide Journal Media stockholders with such information. As set forth in more detail below, the Proxy Statement fails to disclose material information concerning (i) the Company’s financial projections, (ii) Methuselah’s financial analyses, (iii) potential conflicts of interest, and (iv) the process leading up to the announcement of the Acquisition.

83.                               With respect to Journal Media’s financial projections, the Proxy Statement is deficient because it fails to disclose: (i) the specific key assumptions referenced on page 29 of the Proxy Statement, including Local, classified, national, preprint, digital, subscription and other revenue; Operating expenses expected each year, including employee costs, newsprint and ink, depreciation and amortization and other expenses; Daily and Sunday print circulation; and Corporate and shared service expenses and capital expenditures; (ii) whether stock-based compensation was treated as a cash or non-cash expense (and if as a cash expense, the amount); (iii) reconciliation of GAAP revenue to non-GAAP unlevered free cash flow and non-GAAP Adjusted EBITDA; and (iv) whether any projections were ever provided to Gannett or Party A.

84.                               With respect to Methuselah’s financial analyses, the Proxy Statement is deficient because it fails to disclose: (i) the multiples observed for all companies in the Selected Public Companies Analysis; (ii) the multiples observed for all the transactions in the Selected Precedent Transactions Analysis; (iii) the basis for calculating a discount rate range of 8.0% to 10.0% in the Discounted Cash Flow Analysis; and (iv) the basis for using a selected range of terminal EBITDA multiples of 4.5x to 5.5x.

85.                               With respect to potential conflicts of interest, the Proxy Statement is deficient because it fails to disclose: (i) the nature of any post-close arrangements entered into involving any members of the Board; (ii) the nature of any post-close arrangements entered into involving any members of Journal Media’s management; (iii) the background of any discussions with any party (Gannett or Party A) concerning post-close opportunities.

86.                               With respect to the process leading up to the announcement of the Acquisition, the Proxy Statement is deficient because it fails to disclose: (i) what specifically changed from June 22, 2015 when Journal Media said Party A’s inquiry was premature to mid-July 2015 when the Board began actively considering Gannett’s offer; (ii) the basis for the decision not to contact any parties aside from Gannett or Party A; and (iii) whether the non-disclosure agreement entered into with Party A contained any “Don’t ask, don’t waive” standstill provisions that did not terminate upon execution of the Merger Agreement with Gannett.

87.                               With respect to Methuselah’s compensation, the Proxy discloses that Methuselah has done work in the past for Journal Media and has received compensation for it but fails to disclose the amount of compensation it actually received.

88.                               Without this information, Journal Media stockholders will be unable to cast an informed vote regarding the Acquisition.

CAUSES OF ACTION

COUNT I
Breach of Fiduciary Duties
(Against All Director Defendants)

89.                               Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

90.                               The Director Defendants have violated fiduciary duties of care, loyalty, and good faith owed to the public stockholders of Journal Media.

91.                               By the acts, transactions, and courses of conduct alleged herein, the Director Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Journal Media.

92.                               As demonstrated by the allegations above, the Director Defendants failed to exercise the care required, and breached their duties of loyalty and good faith owed to the stockholders of Journal Media because, among other reasons, they failed to take reasonable steps to obtain and/or ensure that Journal Media stockholders receive adequate and fair value for their shares.

93.                               The Director Defendants dominate and control the business and corporate affairs of Journal Media both through their positions within the Company and on the Board, and are in possession of private corporate information concerning Journal Media’s assets, business, and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Journal Media which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing stockholder value.

94.                               By reason of the foregoing acts, practices, and course of conduct, the Director Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

95.                               As a result of the actions of defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Journal Media assets and businesses and have been and will be prevented from obtaining a fair price for their common stock. Moreover, the Director Defendants have failed to disclose all material information regarding the Acquisition.

96.                               Unless the Director Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

97.                               Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Director Defendants’ actions threaten to inflict.

COUNT II
Aiding and Abetting
(Against the Gannett Defendants)

98.                               Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

99.                               Methuselah has acted and is acting with knowledge of, or with reckless disregard to, the fact that the Director Defendants are in breach of their fiduciary duties to Journal Media public stockholders, and has participated in such breaches of fiduciary duties.

100.                        Moreover, Methuselah knowingly aided and abetted the Director Defendants’ wrongdoing alleged herein. In so doing, it rendered substantial assistance in order to effectuate the Director Defendants’ plan to consummate the Acquisition in breach of their fiduciary duties.

101.                        As a result of the unlawful actions of the Gannett Defendants, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the true value for Journal Media’s assets and business. Unless their actions are enjoined by the Court, the Gannett Defendants will continue to aid and abet the Director Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class.

102.                        As a result of the Gannett Defendants’ conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair and reasonable price for their Journal Media shares.

103.                        Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Director Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against defendants as follows:

A.                                    Declaring that this action is properly maintainable as a class action and certifying Plaintiff as Class representative;

B.                                    Preliminarily and permanently enjoining Defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Acquisition, unless and until the Company adopts and implements a procedure or process to obtain an agreement providing fair and reasonable terms and consideration to Plaintiff and the Class;

C.                                    Preliminarily and permanently enjoining Defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Acquisition, unless and until the Company discloses all material information to Plaintiff and the Class;

D.                                    Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

E.                                     Directing the Director Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Director Defendants’ wrongdoing;

F.                                      Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G.                                    Granting such other and further equitable relief as this Court may deem just and proper.

Dated: December 4, 2015

ADEMI & O’REILLY, LLP

By:
Guri Ademi (SBN: 1021729)
Shpetim Ademi (SBN: 1026973)
John D. Blythin (SBN: 1046105)
Mark A. Eldridge (SBN: 1089944)
3620 East Layton Avenue
Cudahy, Wisconsin 53110
Tel: 866-264-3995
Fax: 414-482-8001

Of Counsel:

FARUQI & FARUQI, LLP
Juan E. Monteverde (to see Pro Hac Vice
admission)
Jmonteverde@faruqilaw.com
685 Third Avenue, 26th Floor
New York, NY 10017
Telephone: (212) 983-9330
Facsimile: (212) 983-9331

Counsel for Plaintiff